UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 12, 2019

TRINITY MERGER CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-38488	82-4173386
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Merchant Street, Suite 1500
Honolulu, HI 96813
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 529-0909

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Act of 1933, as amended:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units	TMCXU	Nasdaq Capital Market
Class A Common Stock	TMCX	Nasdaq Capital Market
Warrants	TMCXW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933, as amended, or Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act of 1934, as amended.  ☐

Item 5.07.          Submission of Matters to a Vote of Security Holders.
Special Meeting of Stockholders

On November 12, 2019 (the “Meeting Date”), Trinity Merger Corp., a Delaware corporation (the “Company”), held a special meeting of its stockholders (the “Stockholders Meeting”), at which the stockholders voted on the proposals set forth below.

As of the Meeting Date, there were 34,500,000 shares of the Company’s Class A common stock, par value $0.0001 (the “Class A common stock”) and 8,625,000 shares of the Company’s Class B common stock, par value $0.0001 (the “Class B common stock” and, together with the Class A common stock, the “Common Stock”), with a total of 43,125,000 shares of Common Stock issued and outstanding.

At the Stockholders Meeting, there were 35,190,669 shares of Common Stock (81.60% of the total number of shares of Common Stock issued and outstanding and entitled to vote) voted by proxy or in person, and each of the proposals was approved by the stockholders.  The final voting results for each matter submitted to a vote of the stockholders at the Stockholders Meeting are as follows:

1.
Proposal No. 1—Approval of the Business Combination and Issuance of Shares of Broadmark Realty Common Stock—To consider and vote upon a proposal to adopt the Merger Agreement, dated as of August 9, 2019 (the “Merger Agreement”), by and among the Company, Trinity Sub Inc., (since renamed Broadmark Realty Capital Inc., “Broadmark Realty”) Trinity Merger Sub I, Inc., Trinity Merger Sub II, LLC (together with Trinity Merger Sub I, Inc., the “Trinity Parties”), PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, BRELF IV, LLC, Pyatt Broadmark Management, LLC, Broadmark Real Estate Management II, LLC, Broadmark Real Estate Management III, LLC, and Broadmark Real Estate Management IV, LLC (collectively, “Broadmark”) and the issuance of shares of common stock of Broadmark Realty pursuant to the Merger Agreement (the “Business Combination Proposal”).

Votes For	Votes Against	Abstentions	Broker Non-vote
29,198,837	2,609,942	3,381,890	—

The proposal was approved having received “for” votes from holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Stockholders Meeting.

2.	Proposal No. 2—Approval and Adoption of the Incentive Plan—To consider and vote upon a proposal to approve and adopt the Broadmark Realty 2019 Stock Incentive Plan.

Votes For	Votes Against	Abstentions	Broker Non-vote
29,152,504	2,633,129	3,405,036	—

The proposal was approved having received “for” votes from holders of a majority of the shares of Common Stock represented by proxy or in person and entitled to vote at the Stockholders Meeting.

3.
Proposal No. 3—The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Stockholders Meeting to a later date or dates, if necessary to solicit additional proxies from stockholders in favor of the Business Combination Proposal.

Votes For	Votes Against	Abstentions	Broker Non-vote
28,068,165	3,721,235	3,401,269	—

The proposal was approved having received “for” votes from holders of a majority of the shares of Common Stock represented by proxy or in person and entitled to vote at the Stockholders Meeting.

Special Meeting of Holders of Public Warrants

On the Meeting Date, the Company held a special meeting of its holders of warrants (the “Warrant Holders Meeting”), at which the warrant holders (the “Warrant Holders”) voted on the proposals set forth below.

As of the Meeting Date, there were 34,500,000 public warrants of the Company (the “Public Warrants”) issued and outstanding for the Warrant Holders Meeting.  At the Warrant Holders Meeting, the holders of 29,889,353 Public Warrants (86.63% of the total number of Public Warrants issued and outstanding and entitled to vote) voted by proxy or in person, and each of the proposals was approved by the Warrant Holders. The final voting results for each matter submitted to a vote of the Warrant Holders at the Warrant Holders Meeting are as follows:

1.
The Warrant Amendment Proposal — To consider and vote upon an amendment (the “Warrant Amendment”) to the warrant agreement that governs all of Company’s outstanding warrants. The Warrant Amendment proposes to (i) amend the anti-dilution provisions contained in Section 4.1.2 of the Warrant Agreement relating to the payment of cash dividends and applicable to both the Public Warrants and the Company’s private placement warrants; (ii) provide that, upon the completion of the Business Combination, each of the outstanding Public Warrants, which currently entitle the holder thereof to purchase one share of Class A common stock at an exercise price of $11.50 per share, will become exercisable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share); and (iii) provide that, upon completion of the Business Combination, each holder of a Public Warrant will receive, for each such warrant (in exchange for the amendment to the cash dividend anti-dilution provision and the reduction in the number of shares for which such warrants are exercisable), a cash payment of $1.60 (collectively, the “Warrant Amendment Proposal”).

Votes For	Votes Against	Abstentions	Broker Non-vote
29,882,467	62,686	4,200	—

The proposal was approved having received “for” votes from holders of at least sixty-five percent (65%) of warrants issued and outstanding entitled to vote at the Warrant Holder Meeting.

2.
The Warrant Holders Adjournment Proposal — To consider and vote upon a proposal to adjourn the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Company that more time is necessary or appropriate to approve the Warrant Amendment Proposal.

Votes For	Votes Against	Abstentions	Broker Non-vote
28,831,467	53,686	4,200	—

The proposal was approved having received “for” votes from holders of a majority of Public Warrants represented in person or by proxy and entitled to vote thereon at the Warrant Holder Meeting.

Item 7.01.          Regulation FD Disclosure.

On the Meeting Date, the Company and Broadmark issued a joint press release announcing the voting results of their respective meetings of security holders relating to the previously announced business combination by and among the Company, Broadmark Realty, the Trinity Parties and Broadmark.  The joint press release is attached hereto as Exhibit 99.1.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (“Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 (the “Registration Statement”) of Trinity Sub Inc., a Maryland corporation which changed its name to Broadmark Realty Capital Inc. in preparation for closing of the transaction (“Broadmark Realty”), was declared effective on October 18, 2019 by the Securities and Exchange Commission (“SEC”), which includes a definitive joint proxy statement/prospectus. The Company mailed the definitive joint proxy statement/prospectus on October 21, 2019 to the Company’s stockholders of record and warrant holders of record as of October 15, 2019, and Broadmark  mailed the definitive joint proxy statement/prospectus on October 21, 2019 to its members of record as of October 11, 2019.  Investors and security holders of the Company and Broadmark are advised to read the Registration Statement and the definitive joint proxy statement/prospectus contained therein and any documents filed in connection therewith,  in connection with the Company’s solicitation of proxies for its special meetings of stockholders and warrant holders and Broadmark’s solicitation of proxies for its special meeting of members of each of PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC and BRELF IV, LLC, in each case held to approve the proposed transaction because the definitive joint proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction.  Stockholders and warrant holders will also be able to obtain copies of the Registration Statement and definitive joint proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813.  Broadmark members will also be able to obtain copies of the Registration Statement and definitive joint proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by request to Pyatt Broadmark Management, LLC, 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, Attn:  Adam Fountain.

Participants in the Solicitation

The Company, Broadmark Realty and Broadmark and their respective directors, executive officers, other members of management, employees and others acting on their behalf, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders and warrant holders and Broadmark’s members in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of the Company’s directors and officers in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and in the Registration Statement on Form S-4.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Broadmark’s directors and managers in the Registration Statement on Form S-4.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may,” “should,” “would,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “seem,” “seek,” “continue,” “future,” “will,” “expect,” “outlook” or other similar words, phrases or expressions.  These forward-looking statements include statements regarding the Company’s industry, future events, the proposed transaction among the Company, Broadmark Realty, the Trinity Parties and Broadmark, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of each of the Company’s and Broadmark’s management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding the Company’s and Broadmark’s respective businesses and the transaction, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, changes in the business environments in which the Company and Broadmark operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industries in which the Company and Broadmark operate; the ability to retain Broadmark’s customers and financing sources following any business combination; changes in taxes, governmental laws, and regulations, or other industry standards affecting the Company or Broadmark; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of the Company’s or Broadmark’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction; the level of redemptions by the Company’s and/ or Broadmark’s investors in connection with the proposed transaction; failure to complete the previously disclosed contemplated PIPE financing expected to be completed in connection with the business combination; failure of Broadmark Realty to qualify as a REIT; failure of Broadmark Realty to obtain approval to list its common stock on the NYSE or maintain its listing on the Nasdaq Capital Market; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of the Company and Broadmark; uncertainty as to the long-term value of Broadmark Realty’s common stock; and those discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by the Company’s Quarterly Reports on Form 10-Q and other documents of the Company on file with the SEC or in the joint proxy statement/prospectus relating to the proposed business combination.  There may be additional risks that the Company and Broadmark presently do not know or that the Company and Broadmark currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements provide the Company’s and Broadmark’s expectations, plans or forecasts of future events and views as of the date of this communication.  The Company and Broadmark anticipate that subsequent events and developments will cause such parties’ assessments to change.  However, while the Company and Broadmark may elect to update these forward-looking statements at some point in the future, both the Company and Broadmark specifically disclaim any obligation to do so.  These forward-looking statements should not be relied upon as representing the Company’s and Broadmark’s assessments as of any date subsequent to the date of this communication.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s and Broadmark’s overall business, including those more fully described in the Company’s and Broadmark Realty’s filings with the SEC, including, without limitation, the joint proxy statement/prospectus, as may be amended from time to time.  Forward-looking statements are not guarantees of performance, and speak only as of the date made, and none of the Company or its management or Broadmark or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

Item 9.01.          Financial Statements and Exhibits.

(d) List of Exhibits.

Exhibit Number	Description
99.1	Joint Press Release, dated November 12, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRINITY MERGER CORP.

By:	/s/ Sean A. Hehir
	Name:	Sean A. Hehir
	Title:	President & Chief Executive Officer

Date: November 14, 2019